Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184
December 18, 2024 U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549
Re:	Euroholdings Ltd. Amendment No. 1 to Draft Registration Statement on Form 20-F Filed on November 29, 2024 CIK No. 0002032779
Dear Ms. Rios:
Reference is made to the Amendment No. 1 Draft Registration Statement on Form 20-F (the “20-F”) of Euroholdings Ltd. (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 29, 2024. By letter dated December 13, 2024 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the amended draft registration statement on Form 20-F.
On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered comments in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in the 20-F.
Amendment No. 1 to Draft Registration Statement on Form 20-F
Preferred Stock Purchase Rights, page 92

1.
We note your disclosure that you entered into a Stockholders Rights Agreement with American Stock Transfer and Trust Company, LLC, pursuant to which you will declare a dividend payable of one preferred stock purchase right for each share of common stock outstanding "immediately following the consummation of Diana Shipping’s distribution of our common shares." Please clarify Diana Shipping's role in the Spin-Off and/or this agreement, as this entity is not otherwise referenced in this registration statement.

Response: The Company advises the Staff that the mentioned company, Diana Shipping, was inadvertently included in the description of the Stockholders’ Rights Agreement and such reference will be removed in the public filing of the 20-F and Euroseas Ltd., the Company’s parent company, will be referenced in its place.
Index to unaudited interim condensed combined carve-out financial statements
Notes to the unaudited interim condensed combined carve-out financial statements
Note 4. Vessels, Net, page F-8

2.
We note that your vessels, net balance was $6,080,200 as of June 30, 2024 and that you reported $16,019 and $795,940 of depreciation expense for the six months ended June 30, 2024 and 2023, respectively. You disclose the significant decline in vessel depreciation was due to the fact that the last of the three vessels was fully depreciated in the six-month period ended June 30, 2024. Please clarify the nature of the amounts included in the remaining balance of "vessels, net" and the applicable depreciation policy for each of these components. For example, if amounts relate to vessel improvements, disclose the useful life you have applied and the basis for your determination. Please also provide us with your calculation for depreciation expense recorded for the six months ended June 30, 2024. Lastly, please revise the title of the last line item in the table to state “June 30, 2024.”

U.S. Securities and Exchange Commission
Euroholdings Ltd.
December 18, 2024

Response: The amounts included in the remaining balance of vessels, net are shown in the table below. For vessels Aegean Express and Diamantis P the remaining balance represents the estimated scrap value of the vessels which is based on the light weight of the vessels multiplied by the price per ton of steel of $250 as per the Company’s accounting estimate. These two vessels were fully depreciated to their estimated scrap value as of 12/31/2023 and they have the same balance of “vessels, net” on 6/30/2024 as they had already exceeded their initially estimated economic useful life of 25 years.
When the Company decides to continue trading a vessel beyond its 25th anniversary, a vessel’s useful life is further extended based on the Company’s intentions of future use of the vessel. Typically, this decision is taken near the end of the 25th year of the vessel’s useful life as there is a special survey at the end of the 25th year at which time the Company assesses whether it will incur the additional cost or scrap the vessel. In the event the Company proceeds with the special survey, which is required for the vessel to be able to trade, the Company will extend the useful life of the vessel from 25 years to the time of the next intermediate survey which is within 3 years (please note that special surveys take place every five years with an intermediate survey in between; an intermediate survey might or might not require drydocking). Amounts relating to vessel improvements incurred after a vessel is fully depreciated are depreciated over the remaining period of its extended useful life.
This policy is discussed in Note 2 and Note 4 of the combined carve-out financial statements and further disclosed in Note 3 of the interim condensed combined carve-out financial statements, which states: "On nearing the end of the initially estimated economic useful life of “Aegean Express”, “Diamantis P.” and “Joanna” in 2022, 2023 and 2024, respectively, each vessel’s useful life was further assessed from 25 years based on the Company’s intentions of future use of such vessel and was increased by 3 additional years up to each vessel’s next drydocking. This change in accounting estimate did not have any impact in the Company’s net income, given that all vessels were fully depreciated at the time of change of this accounting estimate."
Vessel Joanna had a remaining depreciable amount of $16,019 as of December 31, 2023, which was depreciated during the six-month period ended June 30, 2024 as it reached its 25-year useful life during the period. On nearing the end of its initially estimated economic useful life of 25 years, the Company assessed its ability to profitably employ the vessel over the next three years. Based on this assessment, the Company proceeded to schedule the fifth special survey and drydocking of the vessel during the third quarter of 2024, during which she was also scheduled to be fitted with a ballast water treatment plant as per the relevant regulation requirements for an approximate cost of $0.5 million which is a capitalized expense. Part of this investment (involving purchasing parts for the ballast water treatment installation) was incurred in the second quarter of 2024 ($126,052) and has been included in the “vessels, net” for the vessel and will be depreciated over the period to the expiration of the current intermediate survey period (i.e. June 2027 as indicated in the table below).

in USD	AEGEAN EXPRESS	DIAMANTIS P.	JOANNNA	Total
Book Value, 12/31/2023	1,492,250	2,645,250	1,832,667	5,970,167
Depreciation, Jan-Jun 2024	0	0	-16,019	-16,019
Capitalized expenses, Jan-Jun 2024	0	0	126,052	126,052
Book Value, 6/30/2024	1,492,250	2,645,250	1,942,700	6,080,200

The next intermediate survey of the three vessels is (page 64 of the 20-F):

Vessel	Next	Type
AEGEAN EXPRESS	September 2025	Intermediate Survey (In water)
DIAMANTIS P.	October 2026	Intermediate Survey (Drydocking)
JOANNA	June 2027	Intermediate Survey (In water)
Finally, in response to the Staff’s comment, the Company will update the title of the last line item in the table of the financial statements to state “June 30, 2024”.
If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (202) 661-7150, Edward Horton at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).
Sincerely,

/s/ Anthony Tu-Sekine
Anthony Tu-Sekine